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September 25, 1998

Fortis Benefits Insurance Company
P.O. Box 64271
St. Paul, MN   55164


Dear Sirs:

This opinion is furnished in connection with the filing of a registration statement on Form S-2 (the "Registration Statement") by Fortis Benefits Insurance Company ("Fortis Benefits") for general account interests pursuant to flexible premium deferred annuity contracts ("Contracts"). The Registration Statement covers a proposed maximum aggregate offering price of $338,983. Purchase Payments to be received under the Contracts and allocated to the general account will be held by Fortis Benefits in a non-unitized separate account with reserves established by Fortis Benefits to support such Contracts.

The Contracts are designed to provide annuity benefits and are to be offered in the manner described in the Prospectus which is included in the Registration Statement.

The Contracts will be sold only in jurisdictions authorizing such sales.

I have examined all such corporate records of Fortis Benefits and such other documents and laws as I consider appropriate as a basis for this opinion. On the basis of such examination, it is my opinion that:

1. Fortis Benefits is a corporation duly organized and validly existing under the laws of the State of Minnesota.

2. The non-unitized separate account is established and maintained by Fortis Benefits pursuant to the laws of the State of Minnesota.

3. When issued and sold as described above, the general account interests will be duly authorized and will constitute legal, validly and binding obligations of Fortis Life in accordance with the terms of the Contracts.

I hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the use of my name under the caption "Legal Matters" in the Prospectus contained in the Registration Statement.


Very truly yours,

/s/   David A. Peterson

David A. Peterson
Vice President & Assistant General Counsel